THE BANK OF NEW YORK
                               101 Barclay Street
                            New York, New York 10286


                                                               December 28, 2005

Ms. April Stifford
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

        Re:      BP Prudhoe Bay Royalty Trust
                 Form 10-K for the Year Ended December 31, 2004
                 Filed March 31, 2005
                 File No. 1-10243

Dear Ms. Stifford:

     As Trustee of the BP Prudhoe Bay Royalty Trust (the "Trust"), The Bank of New York is responding to your letter dated December 15, 2005 in which the staff of the Division provided the Trust with certain comments concerning the above-captioned filing (the "2004 Form 10-K"). Our responses, as Trustee on behalf of the Trust, to the staff's comments are indicated below. For convenience of reference, we are setting forth the text of each comment, followed by the Trust's response.

STAFF COMMENT 1

Selected financial data, page 27
--------------------------------

1. Please expand your disclosure to include the financial data for Trust Corpus and Total Assets.

TRUST RESPONSE

     The Trust proposes to amend Item 6 of the 2004 Form 10-K to read as set forth on the following page:

Securities and Exchange Commission
December 29, 2005
Page 2

"ITEM 6.  SELECTED FINANCIAL DATA

"The following table presents in summary form selected financial information regarding the Trust.

                                                              Year ended December 31
                                                              ----------------------
                                          2004           2003          2002           2001          2000
                                          ----           ----          ----           ----          ----
                                                      (in thousands, except per Unit amounts)
 Royalty revenues                     $   82,682          55,986        33,061         59,934        65,026
 Interest income                      $       11              10            23             70            92
 Trust administration  expenses       $      976           1,168           822            724           732
 Expenses reserve                     $       --              --            --             --           500
                                      ----------       ---------     ---------      ---------     ---------
 Cash earnings                        $   81,717          54,828        32,262         59,280        63,886
 Cash distributions                   $   81,702          54,867        32,246         59,319        63,838
 Cash distributions per unit          $    3.818           2.564         1.507          2.772         2.983

                                                                    December 31
                                                                    -----------
                                          2004           2003          2002           2001          2000
                                          ----           ----          ----           ----          ----
 Trust corpus                         $   12,881          14,730        16,498         18,564        20,669
 Total assets                         $   13,052          15,046        17,093         19,086        21,133
 Units outstanding                    21,400,000      21,400,000    21,400,000     21,400,000    21,400,000

STAFF COMMENT 2

Trustee's discussion and analysis of financial condition and results of operations, page 28
-----------------------------------------------------------------------

2003 compared to 2002, page 29
------------------------------

2. We note you did not include the paragraph explaining the increase in trust administrative expense which was disclosed in your Form 10-K/A for the year ended December 31, 2003. We believe this paragraph facilitates a better understanding of your results of operation for the fiscal year ended 2003, a period covered in your Form 10-K for the year ended December 31, 2004. Please amend your filing to include such paragraph.

TRUST RESPONSE:

     The Trust proposes to amend the text of the discussion of 2003 results compared to 2002 in the 2004 Form 10-K to restore the requested paragraph. As so amended the discussion will read as follows:

Securities and Exchange Commission
December 29, 2005
Page 3


          "Royalty revenues and cash distributions increased during 2003 by approximately 69% and 70%, respectively, from 2002. The increases were due to increases in WTI Prices, commencing during 2003, which averaged approximately 26% higher during the twelve-month period ended September 30, 2003 (on which calendar 2003 cash basis revenues were based) than during the preceding twelve-month period. A scheduled increase in Chargeable Costs from $11.25 to $11.75 beginning in the first quarter of 2003, a small increase in the average Cost Adjustment Factor and increases in Production Taxes, which averaged approximately 34% higher during the twelve months ended September 30, 2003 than during the preceding twelve months, combined to offset somewhat the effect on royalty revenues of the higher WTI Prices during fiscal 2003.

          "Trust administrative expenses increased approximately $346,000 (approximately 46%) in 2003 from the prior year. The increase was due principally to a one-time $315,360 payment by the Trust to BP America Inc., a subsidiary of BP, during the first quarter of 2003 to reimburse BP America for annual fees paid by BP America to the New York Stock Exchange for listing the Units. Such annual listing fees are payable by the Trust under the terms of the Trust Agreement. The listing fees for the years 1990 through 1999, aggregating $315,360, were invoiced by the New York Stock Exchange to BP America, which inadvertently paid them on behalf of the Trust."


STAFF COMMENT 3

Controls and procedures, page 43
--------------------------------

3. We note the limitations included in your evaluation of disclosure controls and procedures. It is not appropriate to conclude that your disclosure controls and procedures are effective while noting certain limitations. Please remove the limiting statements. It may be appropriate to indicate that you place reliance upon the certifications of disclosure controls and procedures from your working interest partners. If this is the case, you must also indicate the accommodations you have made for not having control over the information provided to you from the working interest owners.

TRUST RESPONSE

     The Trustee has concluded that the limiting statements can be removed from the Trust's evaluation of its disclosure controls and procedures. Accordingly, the Trust proposes to amend the discussion of disclosure controls and procedures in Item 9A of the 2004 Form 10-K to read as set forth below.

         "DISCLOSURE CONTROLS AND PROCEDURES

               "The Trustee has disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed by the Trust in the reports that it files or submits under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. These controls and procedures include but are not limited to controls and procedures designed to ensure that information required to be disclosed by the Trust in the reports that it files or submits under the Exchange Act

Securities and Exchange Commission
December 29, 2005
Page 4


          is accumulated and communicated to the responsible trust officers of the Trustee to allow timely decisions regarding required disclosure.

               "Under the terms of the Trust Agreement and the Conveyance, the Company has significant disclosure and reporting obligations to the Trust. The Company is required to provide the Trust such information concerning the Royalty Interest as the Trustee may need and to which the Company has access to permit the Trust to comply with any reporting or disclosure obligations of the Trust pursuant to applicable law and the requirements of any stock exchange on which the Units are issued. These reporting obligations include furnishing the Trust a report by February 28 of each year containing all information of a nature, of a standard and in a form consistent with the requirements of the SEC respecting the inclusion of reserve and reserve valuation information in filings under the Exchange Act and with applicable accounting rules. The report is required to set forth, among other things, the Company's estimates of future net cash flows from proved reserves attributable to the Royalty Interest, the discounted present value of such proved reserves, the assumptions utilized in arriving at the estimates contained in the report, and the estimate of the quantities of proved reserves (including reductions of proved reserves as a result of modification of the Company's estimates of proved reserves from prior years) added during the preceding year to the total proved reserves allocated to the Subject Leases as of December 31, 1987. (See "THE ROYALTY INTEREST - Chargeable Costs" in
          Item 1.)

               "In addition, the Conveyance gives the Trust and its independent accountants certain rights to inspect the books and records of the Company and discuss the affairs, finances and accounts of the Company relating to the Subject Leases with representatives of the Company; it also requires the Company to provide the Trust with such other information as the Trustee may reasonably request from time to time and to which the Company has access.

               "The Trustee's disclosure controls and procedures include ensuring that the Trust receives the information and reports that the Company is required to furnish to the Trust on a timely basis, that the appropriate responsible personnel of the Trustee examine such information and reports, and that information requested from and provided by the Company is included in the reports that the Trust files or submits under the Exchange Act.

               "As of the end of calendar 2004, the trust officers of the Trustee responsible for the administration of the Trust conducted an evaluation of the Trust's disclosure controls and procedures. Their evaluation considered, among other things, that the Trust Agreement and the Conveyance impose enforceable legal obligations on the Company, and that the Company has provided the information required by those agreements and other information requested by the Trustee from time to time on a timely basis. The officers concluded that the Trust's disclosure controls and procedures are effective."


                              ---------------------

     Kindly let us know at your earliest convenience whether or not the proposed amendments to the 2004 Form 10-K set forth above are responsive to the staff's comments.

     The Trustee understands and acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the 2004 Form 10-K; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the

Securities and Exchange Commission
December 29, 2005
Page 5

2004 Form 10-K; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please provide copies of any further comments or questions, and any other correspondence concerning this matter to: Richard Bourgerie, Esq. Emmet, Marvin & Martin, LLP, 120 Broadway, New York, New York 10271. Telephone: (212) 238-3027. Facsimile: (212) 238-3100. Email: rbourgerie@emmetmarvin.com.

                                       Very truly yours,

                                       THE BANK OF NEW YORK, as Trustee



                                       By: /s/ Ming J. Ryan
                                          ------------------------------
                                               Ming J. Ryan
                                               Vice President